Exhibit 99.1

SWVL APPOINTS AYMAN ISMAIL TO BOARD OF DIRECTORS AS INDEPENDENT MEMBER AND CHAIRPERSON OF AUDIT COMMITTEE

DUBAI, United Arab Emirates, May 23, 2023 – Swvl Holdings Corp ("Swvl" or the "Company"), a global provider of transformative tech-enabled mass transit solutions, announced today the appointment of Ayman Ismail Mohamed Ahmed to its Board of Directors. Mr. Ismail will serve as an independent member of the Board and assume the role of Chairperson of Swvl's Audit Committee.

Mr. Ismail brings a wealth of experience and a distinguished career spanning over 30 years in leadership positions across multinational corporations. Notably, he served as the Founding Chairman of Egypt New Administrative Capital. His impressive track record includes a role as President of North Africa and Chairman & CEO at Pepsi, where he oversaw approximately 10,000 employees and successfully established a joint venture to enter the dairy market. Prior to Pepsi, Mr. Ismail held senior positions at Procter & Gamble, where he played a key role in significant transactions such as the acquisition of Gillette. Mr. Ismail is a Harvard University graduate and has served as Chairman of the Board at Endeavor Egypt.

"We are delighted to welcome Ayman to the Swvl Board of Directors," said Mostafa Kandil, Swvl Founder and CEO. "His extensive leadership experience and strategic acumen will be invaluable as we continue to drive Swvl's growth. As Chairperson of the Audit Committee, Ayman will play a crucial role in upholding Swvl's commitment to sound financial practices and corporate governance. We look forward to benefiting from his insights and expertise."

Ayman Ismail expressed his excitement about joining Swvl's Board of Directors, stating, "I am honored to join Swvl, a company that is making significant strides in revolutionizing mass transit solutions. Swvl's commitment to providing accessible, efficient, and sustainable transportation aligns with my own passion for driving positive change. I am thrilled to contribute my experience and work alongside the Board to advance Swvl's mission and create a lasting impact on the communities we serve."

In his role as an independent Board member, Mr. Ismail will contribute his deep industry knowledge and strategic guidance to support Swvl's mission of providing sustainable mass transit solutions to underserved individuals and communities. With Swvl's focus on driving innovation, Mr. Ismail's extensive experience will be instrumental in shaping the company's future success.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B, and B2G transportation. The Company's platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl's parallel mass transit systems empower individuals to travel safely, efficiently, and sustainably, enabling them to reach their destinations with ease. Customers can book rides through an easy-to-use proprietary app, which offers varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com